U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
                   Section 30(h) of the Investment Company Act

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                        Stephen
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    (Last)                          (First)              (Middle)

     c/o Cerberus Capital Management, L.P., 450 Park Avenue, 28th Floor
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                                    (Street)

     New York                         New York               10022
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    (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     April 11, 2003
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Kindred Healthcare, Inc. (KIND)
________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer  (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

                           _________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable Line)

     [X*]  Form filed by One Reporting Person

     [  ]  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                             3. Ownership Form:
                                   2. Amount of Securities      Direct (D) or
1. Title of Security                  Beneficially Owned        Indirect (I)      4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                         (Instr. 4)                (Instr. 5)           (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

    Common Stock, par value            1,765,621*                 I*                  By partnerships and companies*
      $0.25 per share
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====================================================================================================================================

*    If the form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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====================================================================================================================================

Explanation of Responses:

* Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 21,700 shares of common stock (the "Shares") of Kindred Healthcare, Inc. (the "Company"), Cerberus Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), is the holder of 347,834 Shares, Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 932,736 Shares and various other private investment funds (the "Funds") own in the aggregate 463,351 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, Institutional, International and the Funds. Thus, for the purposes of Reg.
     Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,765,621 Shares. Stephen Feinberg's interest in the securities reported herein is limited to the extent of his pecuniary interest in Cerberus, Institutional, International and the Funds, respectively, if any.




           /s/ Stephen Feinberg                               April 15, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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